Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States,. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited
Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by an independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at March 31, 2006

Rs. in Crores
	Schedule	As at	As at
	Reference	31.03.2006	31.03.2005

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	64.89	63.85
(b) Share application money, pending allotment		1.78	0.45
(c) Reserves and Surplus	2	4,268.75	3,153.17

		4,335.42	3,217.47

2. Loan Funds
(a) Secured Loans	3	12.57	9.87

		4,347.99	3,227.34

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,153.16	937.70
(b) Less: Depreciation		803.74	685.41

(c) Net Block		349.42	252.29
(d) Capital Work in Progress		76.84	64.68

		426.26	316.97

2. Investments	5	155.74	78.48

3. Deferred Tax Assets (net)	6	4.29	10.71

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	1,122.81	765.17
(b) Cash and Bank Balances	8	3,052.33	2,363.31
(c) Loans and Advances	9	183.24	119.89
(d) Other Current Assets
— Interest Accrued on Fixed Deposits		110.59	24.45

		4,468.97	3,272.82

Less: Current Liabilities and Provisions
(a) Liabilities	10	435.71	262.87
(b) Provisions	11	271.56	188.77

		707.27	451.64

Net Current Assets		3,761.70	2,821.18

		4,347.99	3,227.34

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2006		Date : April 21, 2006

Satyam Computer Services Limited
Profit and Loss Account for the year ended March 31, 2006

Rs. in Crores
		Year	Year
	Schedule	Ended	Ended
	Reference	31.03.2006	31.03.2005

Income

Services
— Exports		4,461.64	3,362.43
— Domestic		172.67	101.79
Other Income	12	377.91	82.56

		5,012.22	3,546.78

Expenditure

Personnel Expenses	13	2,700.67	1,997.59
Operating and Administration Expenses	14	740.13	577.49
Financial Expenses		2.72	0.76
Depreciation		122.81	103.94

		3,566.33	2,679.78

Profit Before Taxation		1,445.89	867.00
Provision for Taxation — Current		190.92	122.16
— Fringe Benefit		8.80	—
— Deferred		6.42	(5.42)

Profit After Taxation		1,239.75	750.26
Add: Balance brought forward from previous year		1,982.64	1,487.97
Less: Residual dividend and additional dividend tax		1.23	—

Profit Available for Appropriation		3,221.16	2,238.23

Appropriations :
Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each (2005 — Rs. 2.00 per Equity Share)		64.46	63.63
Final Dividend @ Rs. 5.00 per Equity Share of Rs. 2 each (2005 — Rs. 3.00 per Equity Share)		163.87	96.00
Tax on distributed profits		32.02	20.86
Transfer to General Reserve		124.00	75.10

Balance carried to Balance Sheet		2,836.81	1,982.64

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		38.51	23.61
Diluted		37.03	23.12

No. of Shares used in computing Earnings Per Share
Basic		321,892,492	317,751,639
Diluted		334,813,432	324,445,776

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President — Finance	Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2006		Date : April 21, 2006

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

		Rs. in Crores
		As at	As at
		31.03.2006	31.03.2005

1.	Share Capital
	Authorised :	75.00	75.00

	375,000,000 Equity Shares of Rs. 2 each

	Issued and Subscribed :	64.89	63.85

	324,449,539 ( 2005 — 319,265,291 ) Equity Shares of Rs. 2 each fully paid-up

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

	64,680,600 ( 2005 — 34,016,154 ) Equity Shares of Rs. 2 each fully paid-up represent 32,340,300 ( 2005 — 17,008,077 ) American Depository Shares

	9,909,539 ( 2005 — 4,725,291 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	890.94	824.92
	Add: Received on account of issue of ADS / ASOP	137.69	66.02

		1,028.63	890.94

	General Reserve
	As at the commencement of the year	278.79	203.69
	Add: Transfer from the Profit and Loss Account	124.00	75.10

		402.79	278.79

	Employee Stock Options
	Employee Stock Options Outstanding	0.52	0.80
	Less: Deferred Employee Compensation	—	—

		0.52	0.80

	Balance in Profit and Loss Account	2,836.81	1,982.64

		4,268.75	3,153.17

3.	Secured Loans
	Vehicle Loans	12.57	9.87

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

										Rs. in Crores
		GROSS BLOCK				DEPRECIATION				NET BLOCK
		As at			As at	As at			As at	As at
	DESCRIPTION	01.04.2005	Additions	Deletions	31.03.2006	01.04.2005	For the year	Deletions	31.03.2006	31.03.2006	As at 31.03.2005

1.	Land & Land Development
	—Freehold*	20.78	10.25	—	31.03	—	—	—	—	31.03	20.78
	—Leasehold	8.13	—	—	8.13	0.02	—	—	0.02	8.11	8.11

2.	Buildings**	59.25	42.51	—	101.76	10.52	2.72	—	13.24	88.52	48.73

3.	Plant and Machinery	675.81	115.76	2.17	789.40	541.52	97.46	2.13	636.85	152.55	134.29
	(Including Computers and Software)

4.	Office Equipment	16.14	4.84	0.06	20.92	9.92	3.63	0.04	13.51	7.41	6.22

5.	Furniture, Fixtures and Interiors	134.16	37.55	0.13	171.58	114.75	13.55	0.13	128.17	43.41	19.41

6.	Vehicles	23.43	11.19	4.28	30.34	8.68	5.45	2.18	11.95	18.39	14.75

	Total	937.70	222.10	6.64	1,153.16	685.41	122.81	4.48	803.74	349.42	252.29

	As at 31.03.2005	838.81	109.12	10.23	937.70	589.40	103.94	7.93	685.41	252.29

*	Includes Rs. 12.24 crores ( 2005 — Rs. 2.64 crores ) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores ( 2005 — Rs. 21.28 crores ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
	As at		As at
	31.03.2006		31.03.2005

5. Investments

Long Term
i) Trade (Unquoted)

SIFY Limited*		—		22.04
Nil (2005 — 11,182,600) Equity Shares of Rs. 10 each, fully paid-up (Sold during the year)

Satyam Venture Engineering Services Private Limited		3.54		3.54
3,544,480 Shares of Rs. 10 each, fully paid-up

CA Satyam ASP Private Limited		7.17		7.17
7,168,995 Equity Shares of Rs. 10 each, fully paid-up

Intouch Technologies Limited	10.90		10.90
833,333 shares of 20 US cents each, fully paid-up
Less: Provision for diminution	10.90	—	10.90	—

Medbiquitious Services Inc.,	1.57		1.57
334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
Less : Provision for diminution	1.57	—	1.57	—

Avante Global LLC.,	2.54		2.54
577,917 class ‘A’ units representing a total value of US Dollars 540,750
Less : Provision for diminution	2.54	—	2.54	—

Jasdic Park Company 480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75
Less : Received on liquidation	0.26		0.26

Less : Provision for diminution	0.49	—	0.49	—

Investments in subsidiary companies

Satyam Technologies Inc.,		20.22		20.22
100,000 common Stock of 1 US Cent each, fully paid-up

Nipuna Services Limited		18.27		18.27
18,268,000 Equity Shares of Rs. 10 each, fully paid-up

Satyam Computer Services (Shanghai) Co. Limited$$		15.92		7.24
(Subscribed during the year Rs. 8.68 crores)

Citisoft Plc*		75.98		—
8,430,752 Ordinary Shares of 0.01 GBP each, fully paid up (Acquired during the year)

Knowledge Dynamics Pte Ltd*		14.64		—
10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up (Acquired during the year)

Satyam (Europe) Limited	6.98		6.98
1,000,000 Equity Shares of 1 GBP each, fully paid-up
Less: Provision for losses	6.98	—	6.98	—

Satyam Japan KK	0.42		0.42
200 Common Stock of J Yen 50,000 each, fully paid-up
Less: Provision for losses	0.42	—	0.42	—

Satyam Asia Pte Limited	1.03		1.03
400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
Less: Provision for losses	1.03	—	1.03	—

Dr. Millennium, Inc.,	3.09		3.09
710,000 Common Stock of 1 US Dollar each , fully paid-up
Less : Received on account of reduction of Share Capital	2.99		2.99
Less: Provision for losses	0.10	—	0.10	—

VisionCompass, Inc.	89.94		89.94
425,000,000 Common Stock of 1 US Cent each, fully paid-up
Less : Provision for diminution	89.94	—	89.94	—

Satyam IdeaEdge Technologies Private Limited	0.01		0.01
10,000 Equity Shares of Rs. 10 each, fully paid-up
Less : Provision for diminution	0.01	—	0.01	—

ii) Non Trade (Unquoted)
National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—

		155.74		78.48

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

*	Refer note (d) of schedule 15

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
	As at	As at
	31.03.2006	31.03.2005

6. Deferred Tax Assets (net)
Debtors	11.02	10.40
Advances	1.43	0.76
Fixed Assets	(25.38)	(12.87)
Others	17.22	12.42

	4.29	10.71

7. Sundry Debtors (Unsecured)
Considered good *
(a) Over six months old	12.78	24.73
(b) Other debts	1,110.03	740.44

	1,122.81	765.17
Considered doubtful **	103.89	95.01

	1,226.70	860.18

Less: Provision for doubtful debts **	103.89	95.01

	1,122.81	765.17

* Debtors include dues from subsidiaries Rs. 4.38 crores ( 2005 — Rs.1.24 crores) and Unbilled revenue Rs. 170.14 crores ( 2005 — Rs. 72.28 crores )

** Includes dues from subsidiaries Rs. 18.89 crores ( 2005 — Rs. 18.89 crores )

8. Cash and Bank Balances*
Cash on hand	0.05	0.09
Remittances in transit	—	66.64

Balances with Scheduled Banks
— On Current Accounts	1,021.28	397.68
— On Deposit Accounts	1,907.42	1,804.39

Unclaimed Dividend Accounts	5.05	4.58
Balances with Non-Scheduled Banks**
— On Current Accounts	117.80	89.93
— On Deposit Accounts	0.73	—

	3,052.33	2,363.31

* Includes unutilised amount of ADS issue proceeds — Rs. 262.20 crores ( 2005 — Rs. 392.14 crores )

** Refer note (g) of Schedule 15

9. Loans and Advances
(Considered good unless otherwise stated)

Secured — Loans	0.11	0.22
Unsecured — Advances recoverable in cash or in kind or for value to be received*	114.16	83.31
— Deposits	68.97	36.36
Considered doubtful — Advances **	65.37	62.54

	248.61	182.43

Less: Provision for doubtful Advances **	65.37	62.54

	183.24	119.89

* Includes advances and share application money to subsidiaries Rs. 5.18 crores ( 2005 — Rs. 10.17 crores )

** Includes due from subsidiaries Rs. 48.12 crores ( 2005 — Rs. 48.12 crores)

10. Liabilities

Sundry Creditors

— Dues to small scale industrial undertakings	—	—
— Dues to other than small scale industrial undertakings	332.05	187.88
Advances from Customers	0.93	1.01
Unearned Revenue	52.67	24.61
Investor Education Protection Fund — Unclaimed Dividends	5.05	4.58
Other Liabilities	45.01	44.79

	435.71	262.87

11. Provisions
Provision for Taxation (less payments)	33.53	46.28
Proposed Dividend (including tax thereon)	186.85	108.55
Provision for Gratuity and Leave Encashment	51.18	33.94

	271.56	188.77

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

Rs. in Crores
	Year	Year
	Ended	Ended
	31.03.2006	31.03.2005
12. Other Income
Interest on deposits and advances — Gross	115.77	100.05
{Tax Deducted at Source Rs. 25.94 crores} ( 2005 — Rs. 20.90 crores)
Gain/(Loss) on exchange fluctuations (net)	(2.18)	(19.74)
Profit on sale of long term investments	262.83	—
Provision no longer required written back	—	0.47
Miscellaneous income	1.49	1.78

	377.91	82.56

13. Personnel Expenses
Salaries and bonus	2,501.25	1,852.48
Contribution to provident and other funds	181.97	134.50
Staff welfare expenses	17.53	10.73
Employee stock compensation expense	(0.08)	(0.12)

	2,700.67	1,997.59

14. Operating and Administration Expenses
Rent	68.73	50.25
Rates and taxes	15.20	9.60
Insurance	13.95	11.41
Travelling and conveyance	237.40	173.96
Communication	63.42	48.45
Printing and stationery	5.95	4.82
Power and fuel	26.98	18.68
Advertising	7.83	4.50
Marketing expenses	59.24	53.84
Repairs and maintenance
— Buildings	1.43	0.89
— Machinery	8.69	9.80
— Others	20.04	11.46
Security services	3.09	2.12
Legal and professional charges	95.70	72.23
Provision for doubtful debts and advances	11.71	17.85
Loss on sale of Fixed Assets (net)	0.83	1.12
Directors’ sitting fees	0.04	0.04
Auditors’ remuneration	1.15	0.65
Donations and contributions	3.73	1.57
Subscriptions	2.09	2.64
Training and development	15.00	10.40
Research and development	2.45	2.88
Software charges	22.54	31.70
Managerial remuneration
— Salaries	0.35	0.35
— Commission	0.91	0.83
— Contribution to P.F.	0.04	0.04
— Others	0.19	0.17
Visa charges	32.31	17.06
Miscellaneous expenses	19.14	18.18

	740.13	577.49

Satyam Computer Services Limited
15.	Notes to Accounts
a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).
In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.
ii.	Scheme established after SEBI Guidelines on Stock Options
Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 22,802,694 equity shares of Rs. 2 each were outstanding as at March 31, 2006 (2005 — 26,830,315).

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2006	2005

At the beginning of the year	26,830,315	17,510,481
Granted	3,289,776	14,205,757
Exercised	(4,519,802)	(2,637,399)
Cancelled	(2,797,595)	(2,248,524)
At the end of the year	22,802,694	26,830,315

iii.	Associate Stock Option Plan (ADS)
The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1—10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited
Accordingly, options (net of cancellation) for a total number of 995,671 ADS (2005 — 1,257,901) representing 1,991,342 equity shares of Rs. 2 each were outstanding as at March 31, 2006 (2005 — 2,515,802).
Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2006	2005

At the beginning of the year	1,257,901	1,181,432
Granted	160,215	366,724
Exercised	(332,223)	(188,091)
Cancelled	(90,222)	(102,164)
At the end of the year	995,671	1,257,901

Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

Particulars		Year ended March 31,
		2006	2005

1.	Profit after Taxation
	— As reported (Rs. in crores)	1,239.75	750.26
	— Pro forma (Rs. in crores)	1,142.11	657.84
2.	Earnings per share:
	Basic
	— No. of shares	321,892,492	317,751,639
	— EPS as reported	Rs. 38.51	Rs. 23.61
	— Pro forma EPS	Rs. 35.48	Rs. 20.70
	Diluted
	— No. of shares	334,813,432	324,445,776
	— EPS as reported	Rs. 37.03	Rs. 23.12
	— Pro forma EPS	Rs. 34.11	Rs. 20.28

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2006	2005

Dividend yield (%)	0.75	0.75
Expected volatility (%)	58.05	60.61
Risk-free interest rate (%)	7.00	7.00
Expected term (in years)	1.26	2.04

Satyam Computer Services Limited
(b)	Share application money pending allotment
Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans
Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.
(d)	Investments
i) During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management Industry, with operating presence in London, Boston and New York.
The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a maximum amount of Rs. 70.49 crores (Equivalent GBP 9.05 millions) payable as Deferred and Earn out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to above the Company is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenue and profit performance targets amounting to maximum of Rs. 21.03 crores (Equivalent GBP 2.70 millions).
ii) During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.
The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum amount of Rs. 10.20 crores (Equivalent SGD 3.70 millions) payable as Earn out consideration on the basis of achieving certain revenue and profit performance targets.
iii) Sale of Investments in SIFY Limited:
On October 31, 2005 an invitation to offer was made by Sify Limited to the existing holders of Indian equity shares to participate in its sponsored ADS program. On November 07, 2005, the Company offered to sell its entire shareholding of 11,182,600 Indian equity shares. In November 2005, the sale transaction was privately negotiated and closed at a sale price of Rs. 256.21 per share as determined by Sify Limited based on the recommendation of the lead manager to the sponsored ADS program. Profit on sale of shares Rs. 262.83 crores has been recognized as income in Profit and Loss Account.
(e)	Land
i) The company has taken 50 acres of land at Chennai, Tamilnadu, on lease hold basis for a period of 90 years from Electronics Corporation of Tamilnadu (ELCOT). The lease rent payable is Re. 1 per annum over the lease period. An amount of Rs. 24.00 crores has been paid as refundable security deposit. Non compliance of certain terms and conditions would result in termination of lease agreement.
ii) During May 2005, the Company has entered into a Memorandum of Understanding with Andhra Pradesh Industrial Infrastructure Corporation (APIIC) to purchase 56.65 acres of land at Visakhapatnam for an aggregate purchase consideration of Rs. 10.25 crores payable in 10 quarterly installments. The land will be registered in favour of the Company after the payment of final installment. Non compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited
(f)	Details of advances to subsidiaries are as follows:

			Rs. in crores

Name of Company	Balance as at		Maximum Balance
	March 31,		March 31,
	2006	2005	2006	2005

Wholly-owned subsidiaries:
Nipuna Services Limited	5.00	10.00	10.00	10.00
Satyam Technologies Inc.,	0.03	0.07	0.14	1.00
Satyam Computer Services (Shanghai) Co. Ltd.	0.10	0.10	0.10	0.10
Knowledge Dynamics Pte Ltd	0.05	—	0.24	—

Satyam Computer Services Limited
(g)	Balances with Non-Scheduled Banks

			Rs. in crores

			Maximum Balances
Name of Bank	Balances as at March 31,		Year ended March 31,
	2006	2005	2006	2005

Balances with Non-Scheduled Banks
On Current Accounts
Banque Nationale De Paris, France	1.05	—	1.26	—
Banque Nationale De Paris, Hague	3.32	—	3.32	—
Banque Nationale De Paris, Ireland	0.42	—	0.54	—
Banque Nationale De Paris, Saarbruecken	0.54	—	0.54	—
Banque Nationale De Paris, Spain	0.69	1.04	1.26	1.19
Banque Nationale De Paris, Taipei	2.15	1.15	2.21	1.23
Citibank NA, Bangkok	11.45	7.80	11.71	8.82
Citibank NA, Chicago	—	0.04	0.04	0.04
Citibank NA, Dubai	0.20	1.75	2.09	2.48
Citibank NA, Hong Kong	0.27	0.12	0.90	0.24
Citibank, Hungary	0.15	0.14	1.43	0.50
Citibank NA, Kuala Lumpur	0.67	0.63	2.84	5.66
Citibank NA, London	0.54	2.75	5.06	8.64
Citibank NA, New York	3.98	7.91	24.62	32.31
Citibank NA, New Zealand	2.20	—	2.93	—
Citibank NA, Seoul	8.27	5.23	8.54	80.49
Citibank NA, Singapore	2.54	2.54	8.10	4.10
Citibank NA, South Africa	1.51	—	2.12	—
Citibank NA, Sydney	6.29	7.90	26.54	17.06
Citibank NA, Toronto	2.24	1.32	5.41	4.97
Dresdner Bank, Saarbruecken	12.27	1.83	12.81	6.38
Hong Kong and Shanghai Banking Corporation, London	11.79	17.01	22.91	26.27
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.05
Hong Kong and Shanghai Banking Corporation, Tokyo	9.79	7.13	10.96	7.13
KSB Bank N V, Brussels	2.31	1.34	4.37	2.17
Mitsui Sumitomo Bank, Tokyo	0.65	0.26	1.70	1.46
UBS Bank, Switzerland	1.39	0.99	3.83	2.37
Unicredit Banca, Italy	0.90	0.30	3.69	0.40
United Bank, Vienna	28.71	16.86	52.89	38.52
Wachovia Bank, Atlanta	—	0.06	0.06	0.07
Wachovia Bank, New Jersey	1.49	3.51	13.12	10.50
Woori Bank, Korea	—	0.30	5.08	0.30

	117.80	89.93

On Deposit Accounts
Citibank NA, Hungary	0.73	—	0.82	—

Satyam Computer Services Limited
(h)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD, Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd and Satyam Technologies Inc.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Others: Satyam Foundation Trust and Satyam Associates Trust (Enterprises where trustees are spouses of Whole-time Director and Key Managerial Personnel).

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Murali V and K.Kalyan Rao (Partly Employed).

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

	Rs. in crores

	Year ended March 31,
	2006	2005

Sales:
Subsidiaries	5.30	1.08
JVs	0.25	0.04

	5.55	1.12

Outsourcing:
Subsidiaries	31.57	20.28
JVs	37.35	31.92
Associates	6.25	8.65

	75.17	60.85

Other Services:
Subsidiaries	2.30	3.43
JVs	1.65	1.41
Associates	—	0.30

	3.95	5.14

Fixed Assets :
Associates	5.53	0.11

Investments:
Subsidiaries	8.68	3.73

Advances:
Subsidiaries	—	10.00
JVs	0.50	—
Others	0.71	—

	1.21	10.00

Contributions:
Others	3.62	—

Satyam Computer Services Limited
Balances :

	Rs. in crores

	As at March 31,
	2006		2005

Accounts Receivable:
Subsidiaries	4.38	*	1.24	*
JVs	0.25		0.31

	4.63		1.55

Payables:
Subsidiaries	9.22		11.02
JVs	8.21		13.83
Associates	—		2.59

	17.43		27.44

Investments:
Subsidiaries	145.03	*	45.73	*
JVs	10.71		10.71
Associates	—		22.04

	155.74		78.48

Advances and share application money:
Subsidiaries	5.18	*	10.17	*
JVs	0.53		—
Others	0.71		—

	6.42		10.17

*	Net of provisions made
Transactions with Directors and Key Managerial Personnel

	Rs. in crores

	Year ended March 31,
	2006	2005

Remuneration to Directors	0.93	0.90
Remuneration to Key Managerial Personnel	19.34	16.59
Professional charges paid to Key Managerial Personnel	0.99	—
Advances to Key Managerial Personnel	1.06	1.91
Balances due to / from Directors and Key Managerial Personnel

	Rs. in crores

	As at March 31,
	2006	2005

Remuneration Payable to Directors	0.22	0.21
Remuneration Payable to Key Managerial Personnel	0.65	1.21
Advances due from Key Managerial Personnel	0.34	0.42
Maximum indebtedness from Key Managerial Personnel during the year was Rs. 1.24 crores (2005 — Rs.1.71 crores)
Options granted and outstanding to the Key Managerial Personnel 2,480,386 {includes 633,172 options granted under ASOP — ADS}. (2005 — 2,898,188 {includes 618,432 options granted under ASOP — ADS}).

Satyam Computer Services Limited
(i)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the quarter and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in crores

	Year ended March 31,
	2006	2005

Lease rentals (Refer Schedule 14)	68.73	50.25

	As at March 31,
	2006	2005

Obligations on non-cancelable leases:
Not later than one year	17.35	18.98
Later than one year and not later than five years	13.16	27.97
Later than five years	1.85	2.56

Total	32.36	49.51

(j)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

S.	Particulars	Year ended March 31,
No.		2006	2005

Basic
1.	Opening no. of shares	319,265,291	316,251,710
2.	Total Shares outstanding	321,892,492	317,751,639
3.	Profit after Taxation (Rs. in crores)	1,239.75	750.26
4.	EPS	Rs. 38.51	Rs. 23.61
Diluted
5.	Stock options outstanding	12,920,940	6,694,137
6.	Total shares outstanding (including dilution)	334,813,432	324,445,776
7.	EPS	Rs. 37.03	Rs. 23.12

(k)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 58.95 crores (2005 — Rs. 27.83 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 114.07 crores (2005 — Rs. 38.22 crores).

iii)	Forward Contracts outstanding Rs. 966.36 crores (Equivalent USD 216.00 millions) {2005 — Rs. 1,317.26 crores (Equivalent USD 301.50 millions)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 3.75 crores ) {2005 — Rs. 0.65 crores}.

iv)	Claims against the company not acknowledged as debts
—	Income Tax & Sales Tax matters under dispute — Rs. 20.38 crores (2005 — Rs. Nil )

v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 101.72 crores.

vi)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.01 crores (equivalent to USD 20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Further the company is required to subscribe to Convertible Debentures amounting to USD 20 millions based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Equity Shares at any time after issuance.

vii)	The company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 89.24 crores (Equivalent USD 20 millions).
(l)	Subsequent Event
The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.
(m)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

Satyam Computer Services Limited

ii)	Computation of Net Profit in accordance with Section 349 of the Companies Act, 1956 and calculation of commission payable to Directors.

	Rs. in crores
	Year ended March 31,
	2006	2005

Profit after tax from ordinary activities	1,239.75	750.26
Add:
Managerial Remuneration	1.49	1.38
Director’s sitting fees	0.04	0.04
Depreciation as per Profit and Loss Account	122.81	103.94
Loss on sale of fixed assets (net) as per Profit and Loss Account	0.83	1.12
Provision for doubtful debts and advances	11.70	17.85
Wealth tax	0.06	0.05
Provision for taxation	206.14	116.75
Less:
Profit on sale of long term investments	262.83	—
Provision no longer required written back	—	0.47
Depreciation as per Section 350 of the Companies Act, 1956	122.81	103.94
Loss on sale of fixed assets (net) as per Section 350 of the Companies Act, 1956	0.83	1.12

Net Profit in accordance with Section 349 of the Companies Act, 1956	1,196.35	885.86

Commission to Chairman/Managing Director restricted to	0.35	0.35
Commission to Non-executive Directors @ 1% of Net Profit u/s 349, restricted to	0.56	0.48

iii)	Auditors’ Remuneration:

	Rs. in crores

	Year ended March 31,
	2006	2005

Statutory audit	1.00	0.55
Other services	0.14	0.09
Out of pocket expenses	0.01	0.01

iv)	Earnings in foreign exchange (on receipt basis):

	Rs. in crores

	Year ended March 31,
	2006	2005

Income from software development services	3,855.36	3,032.44

v)	C.I.F. value of imports:

	Rs. in crores

	Year ended March 31,
	2006	2005

Capital goods	61.02	65.45

Satyam Computer Services Limited
vi)	Expenditure in foreign currency (on payment basis):

	Rs. in crores
	Year ended March 31,
	2006	2005

Travelling expenses	90.92	70.21
Expenditure incurred at overseas branches	1,959.17	1,676.70
Others	71.97	59.17

(n)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 32.09 crores during the year (2005 — Rs. 16.19 crores)

(o)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crores is given below:

Schedule No.	Description	Rs. in lakhs

5(ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06

(p)	Reclassification:

Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Satyam Computer Services Limited

Cash Flow Statement for the year ended March 31, 2006

Rs. in Crores
		Year Ended	Year Ended
		31.03.2006	31.03.2005

A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	1,332.76	767.12
	Profit on sale of shares in SIFY Limited	(262.83)	—
	Depreciation	122.81	103.94
	Loss on sale of Fixed Assets	0.83	1.12
	(Increase)/Decrease in Sundry Debtors	(357.64)	(172.35)
	(Increase)/Decrease in Loans and Advances	(62.85)	(29.31)
	Increase/(Decrease) in Current Liabilities and Provisions	169.57	81.43
	Income Taxes Paid	(155.84)	(113.29)
	Exchange differences on translation of foreign currency cash and cash equivalents	(1.20)	5.31

	Net Cash Flow from Operating Activities	785.61	643.97

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(234.27)	(151.63)
	Purchase of Long term Investments	(78.81)	(3.73)
	Proceeds from sale of shares in SIFY Limited (net)	228.24	—
	Proceeds from sale of Fixed Assets	1.33	1.18
	Proceeds from Long Term matured Deposits	—	1,441.46
	Investment in Long Term Deposits	—	(1,795.50)
	Interest accrued / income received	29.66	167.05

	Net Cash Flow from Investing Activities	(53.85)	(341.17)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	138.08	66.43
	Receipt of Share Application money pending allotment	1.78	0.45
	Proceeds from Secured Loans	10.48	8.66
	Repayment of Secured Loans	(7.78)	(6.09)
	Advance to Joint Venture Company	(0.50)	—
	Financial expenses paid	(2.72)	(0.76)
	Payment of Dividend	(183.28)	(172.27)

	Net Cash Flow from Financing Activities	(43.94)	(103.58)

D.	Exchange differences on translation of foreign currency
	cash and cash equivalents	1.20	(5.31)

	Net Increase in Cash and Cash equivalents during the year	689.02	193.91
	Cash and Cash equivalents at the beginning of the year	567.81	373.90

	Cash and Cash equivalents at the end of the year	1,256.83	567.81

	Supplementary Information
	Cash and Bank Balances	3,052.33	2,363.31
	Less: Long Term Deposits with Scheduled Banks considered as investment	1,795.50	1,795.50

	Balance considered for Cash Flow Statement	1,256.83	567.81

This is the Cash Flow Statement referred to in our report of even date. for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad Date : April 21, 2006		Place : Secunderabad Date : April 21, 2006